SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 Cutera, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

232109108
 (CUSIP Number of Class of Securities’ Underlying Common Stock)

Kevin P. Connors
President and Chief Executive Officer
Cutera, Inc.
3240 Bayshore Boulevard
Brisbane, CA 94005
(415) 657-5500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Philip H. Oettinger, Esq.
Elton Satusky, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,565,000	$87.33

*
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 936,573 shares of common stock of Cutera, Inc. having an aggregate value of $1,565,000 as of May 29, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$87.33
Form or Registration No.:	Schedule TO-I
Filing party:	Cutera, Inc.
Date filed:	June 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 8, 2009 (the “Schedule TO”) by Cutera, Inc., a Delaware corporation (“Cutera” or the “Company”), in connection with the Company’s offer to exchange certain outstanding options for new options to purchase shares of the Company’s common stock granted under the Company’s 2004 Equity Incentive Plan and the 1998 Stock Plan.

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.   Capitalized terms not defined in this Amendment No. 1 have the meaning given to such terms in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Exchange Offer, including all withdrawal rights, expired on July 6, 2009 at 9:00 p.m. Pacific Time.  We have accepted for cancellation Eligible Options to purchase 864,373 shares of the Company’s common stock, which were cancelled as of July 6, 2009.  We have issued New Options to purchase up to 447,841 shares of the Company’s common stock in exchange for the options surrendered in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CUTERA, INC.
/S/ RONALD J. SANTILLI Ronald J. Santilli Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Date:  July 9, 2009